SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 2)*

Penn Treaty American Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

707874103
(CUSIP Number)

Harvey P. Eisen
c/o Bedford Oak Advisors, LLC
100 South Bedford Rd.
Mt. Kisco, NY 10549
(914) 242-5701
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Joseph P. Cunningham, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

January 28, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 707874103

1	NAME OF REPORTING PERSON Bedford Oak Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 707874103

1	NAME OF REPORTING PERSON Bedford Oak Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 338,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 338,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 338,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IA

SCHEDULE 13D

CUSIP No. 707874103

1	NAME OF REPORTING PERSON Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 338,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 338,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 338,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates certain Items of the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 24, 2009 (the “Original Schedule 13D”) as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 28, 2009 (“Amendment No. 1” and, together with the Original 13D and this Amendment No. 2, the “Schedule 13D”) filed on behalf of Bedford Oak Partners, L.P., a Delaware limited partnership (“BOP”), Bedford Oak Advisors, LLC, a Delaware limited liability company (the “Advisor”), and Harvey P. Eisen (“Mr. Eisen” and, together with BOP and the Advisor, the “Reporting Persons”) with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Penn Treaty American Corporation (the “Company”).

The Advisor is the investment manager of certain private investment funds (the “Bedford Funds”), including BOP.  Mr. Eisen is the managing member of the Advisor.  The Bedford Funds directly own the Common Stock to which this Schedule 13D relates, and the Advisor and Mr. Eisen may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Bedford Funds to vote and dispose of the securities held by the Bedford Funds, including the Common Stock.

Item 4.                  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following

On January 28, 2011, BOP distributed 1,862,650 shares of Common Stock to an investor in connection with an in-kind redemption of such investor’s interests in BOP.

Item 5.                  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

 (a) and (b)   As of January 28, 2011, each of the Advisor and Mr. Eisen beneficially owned 338,400 shares of Common Stock, representing approximately 1.5% of the Common Stock outstanding.  Each of the Advisor and Mr. Eisen shares beneficial ownership of such shares with each other and with the Bedford Fund that directly owns such shares.  As of the date hereof, BOP owns no shares of Common Stock, representing 0% of the Common Stock outstanding.

All percentages of the Common Stock disclosed in this Schedule 13D are based on the 23,290,712 shares of Common Stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2006.  Such annual report was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company under the Exchange Act setting forth the number of shares of Common Stock outstanding.

(c)           During the sixty (60) days prior to January 28, 2011, there were no transactions in the Common Stock effected by any of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members except as described in Item 4 of this Schedule 13D.

(d)           No person other than the Advisor or Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by any of the Bedford Funds, including BOP.

(e)           The Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on January 28, 2011.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

BEDFORD OAK PARTNERS, L.P.

By: Bedford Oak Management, LLC

By: /s/ Harvey P. Eisen
Name: Harvey P. Eisen
Title: Managing Member

BEDFORD OAK ADVISORS, LLC

By: /s/ Harvey P. Eisen
Name: Harvey P. Eisen
Title: Managing Member

/s/ Harvey P. Eisen
Harvey P. Eisen